Exhibit 99.1

Equinor’s share saving plan allocates shares

The shares purchased by DNB on behalf of Equinor (OSE: EQNR, NYSE: EQNR) on 10 December 2019 for use in the group's Share Saving Plan, have on 13 December 2019 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 10,074,712 shares.

As participants in the share saving plan, Equinor’s primary insiders, and their close associates have been allocated shares at an average price of NOK 168.34 per share. Details on allocation of shares are set forth in the overview.

The information is subject of the disclosure requirements set forth in section 5-12 of the Norwegian Securities Trading Act.

Name	Title	Shares allocated to primary insider	Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Alton, Russell	Senior vice president	801		11,645		11,645
Bacher, Lars Christian	Chief Financial Officer	745		31,137		31,137
Dodson, Timothy	Executive vice president	726		36,586		36,586
Felin, Hedda	Vice president	165		9,522		9,522
Gjærum, Reidar	Senior vice president	545		28,051	445	28,496
Jacobsen, Jon Arnt	Senior vice president corporate audit	652		25,081		25,081
Kvelvane, Ørjan	Senior vice president	357		8,797		8,797
Labråten, Per-Martin	Member of the board of directors	111		1,995		1,995
Møllerstad, Hilde	Member of the board of directors	176	188	4,859	3,001	7,860
Nilsson, Jannicke	Chief Operating Officer	601	229	29,840	18,066	47,906
Nordang, Ana Fonseca	Senior vice president	152	83	2,678	1,335	4,013
Arne Sigve Nylund	Executive vice president	763		19,785		19,785
Torgrim Reitan	Executive vice president	746		49,410	1,574	50,984
Opedal, Anders	Executive vice president	148	148	25,373	2,241	27,614
Rummelhoff, Irene	Executive vice president	725		33,633	407	34,040
Skeie, Svein	Senior vice president	426	237	30,318	7,311	37,629
Sætre, Eldar	President and Chief Executive Officer	1,663		82,418		82,418
Torstensen, Siv Helen	General counsel	355	179	6,852	1,821	8,673
Øvrum, Margareth	Executive vice president	814	224	58,772	8,977	67,749